

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2023

Sam Backenroth
Chief Financial Officer
Vascular Biogenics Ltd.
1 Blue Hill Plaza , Suite 1509
Pearl River, NY 10965

> **Re: Vascular Biogenics Ltd.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed June 30, 2023**
> **File No. 333-271826**

Dear Sam Backenroth:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 15, 2023 letter.

Amendment No. 1 to Registration Statement on Form S-4 filed June 30, 2023

Q: Why am I being asked to approve the Proposed VB-601 Asset Sale?, page viii

1. Consistent with your disclosure on page 163, please revise pages viii and 102 to explain the reasons why the VBL Board determined that a non-binding offer for the VB-601 Asset received prior to execution of the letter of intent with Wellbeing was "not actionable."

2. Please revise to clarify why it is important from the perspective of VBL shareholders that VBL execute the asset sale agreement prior to closing the Merger. In this regard it is unclear what consideration VBL shareholders stand to receive pre-Merger that they won't receive post-Merger. Also, clarify the value of the referenced consideration.

What is the Quorum Requirement?, page x

3.   Please revise to clarify (i) the quorum required to hold the VBL special meeting and (ii) the quorum requirement under Nasdaq rules. In this regard, your disclosures on pages x and 99 indicate that VBL's existing quorum is two shareholders holding at least 33 1/3% of the outstanding VBL Ordinary Shares whereas your disclosure on page 273 indicates that VBL's quorum is two shareholders holding 25%. Also, your disclosure on page x indicates that the Nasdaq quorum requirement is two shareholders holding at least 33 1/3% whereas Proposal 4, if enacted, would set the quorum at only one shareholder holding 33 1/3%. In light of the above, please tell us whether VBL's existing and proposed quorum provisions satisfy Nasdaq's requirements.

Background of the Merger, page 101

4.   Your disclosure on page 102 appears to indicate that Wellbeing submitted a non-binding offer to purchase the VB-601 Asset during the August 15, 2022 to December 15, 2022 timeframe. If so, please revise to disclose the material terms of this offer and any other offers made by Wellbeing during 2022 and 2023.

Related Party Transactions, page 163

5.   We note your disclosure that Wellbeing intends to recruit Prof. Harats, Dr. Feige, and Mr. Backenroth as investors and partners to manage the new company and develop the VB-601 Asset. Please revise this section, as well as the Background and Q&A sections, as applicable, to describe the contacts and negotiations involving Wellbeing and the three VBL executive officers relating to the VB-601 Asset and/or the new company. Discuss the substance of these negotiations. Identify the person who initiated the contacts or negotiations. Disclose the timing of these contacts and negotiations relative to Wellbeing's initial offer and its Asset Sale negotiations with Mr. Kozin. Also, clarify the status of the recruitment negotiations.

VB-601 Offer, page 163

6.   We note your disclosures describing the differences between the VB-601 Initial Offer and the VB-601 Offer. Please revise to explain which party sought these revised terms and the reason(s) they did so. Also clarify whether the parties negotiated the upfront payment amount.

7.   Please revise to explain whether the parties continue to negotiate the Asset Sale agreement and whether they intend to execute such an agreement in advance of the Special Meeting. As applicable, disclose whether Israeli law requires shareholder approval for a sale agreement or whether approval of a non-binding term sheet is sufficient.

U.S. Federal Income Taxation of U.S. Holders of VBL Securities, page 166

8.   We note your revised disclosure in response to prior comment 5 and reissue in part. Please

have counsel revise its opinion so that it does not assume VBL's past and current PFIC status. Alternatively, to the extent that there is significant doubt about the tax consequences of the transaction because the PFIC principles and methodologies are unclear and/or subject to varying interpretation, then counsel may issue a "should" or "more likely than not" opinion to make clear that the opinion is subject to a degree of uncertainty. If so, then please have counsel substantially revise the tax opinion and also revise the Q&A, Summary risk factor, and risk factor sections to set forth the risks to VBL holders of the uncertain tax treatment. For guidance, refer to Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Clinical Validation of PPMP, page 192

9. We note your revisions made in response to prior comment 10. Please revise the disclosure on page 192 to clarify that clinical response rates do not indicate that patients were cured of the condition.

10. Please provide a brief explanation of the terms "bootstrapping" and "confidence interval."

Therapeutic Product Development
Volasertib, page 194

11. We note that your revisions to this section in response to prior comment 11 appear to be inconsistent with disclosure on page 60 indicating that FDA has generally required companion diagnostics to obtain "Premarket Approval" for the diagnostic. Please revise page 196 to reconcile your disclosures and highlight the risk that the FDA will require the approval of a companion diagnostic in order for you to market volasertib.

12. We note your revisions in response to prior comment 13. With reference to your discussion of toxicity, please address the following:
    • define medical terms such as "febrile neutropenia," "neutropenia," and "infections and infestations;"
    • briefly explain references to "CTCA grades" and clarify, if true, that treatment-related events classified as grades 3-5 are serious adverse events; and
    • with respect to the seven early-stage trials you reference on page 195, confirm that you have disclosed all treatment-related serious adverse events and quantified the number of incidents (or lack thereof), as opposed to the "most commonly observed" categories.

Liquidity and Capital Resources Overview, page 223

13. We note your revised disclosures in response to prior comment 16. With reference to the pro forma presentation on page 252, we note that the revised disclosures on page 223 only address a small portion of the proceeds that will be available to pursue Notable's business. Accordingly, please revise to disclose Notable's plan for the cash that will be available.

Unaudited Pro Forma Condensed Combined Financial Information
Notable Pre-Closing Financing, page 250

14.	You disclose on page 257 that investors under Notable pre-closing financings will receive 188,831,813 VBL Ordinary Shares upon merger. Given the exchange ratio of 2.2482, this would equate to approximately 83,992,444 shares of Notable equity. Please include a reconciliation to the total 188,831,813 VBL Ordinary Shares that includes the 6,118,198 shares of Series D-1 Preferred Stock and the 5,891,911 shares of Series D-2 Preferred Stock disclosed on page F-67 and include the conversion ratio for the Notable preferred stock to Notable common stock. In addition, explain why there is not a pro forma adjustment to eliminate the fair value change for the SAFEs in your interim March 31, 2023 pro forma statement of operations similar to the elimination of the gain on change in fair value of Notable preferred stock warrant liability.

Unaudited Pro Forma Condensed Combined Statement of Operations - For The Three Months Ended March 31, 2023, page 257

15.	We note your response to our prior comment 18 and the revisions made. Please further expand to disclose the Notable equity grants (e.g. warrants and options) outstanding that were excluded from the pro forma EPS presentation so investors have a full picture of their potential dilutive impact.

Exhibits

16.	Please file the exclusive term sheet for the asset sale of the VB-601 Asset.

	You may contact Li Xiao at 202-551-4391 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Hamill at 303-844-1008 or Joe McCann at 202-551-6262 with any other questions.

							Sincerely,

							Division of Corporation Finance
							Office of Life Sciences

cc:	Marianne Sarrazin